Chartwell TSC Securities, Corp.
Notes to Statement of Financial Condition
December 31, 2018
Amounts in US Dollars

1. Organization

Chartwell TSC Securities, Corp. (the "Company") was formed as a Pennsylvania Corporation on March 17, 2014. The Company is a wholly owned subsidiary of TriState Capital Holdings, Inc. ("TSCH"), a Pennsylvania Corporation. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and is registered with the Securities & Exchange Commission ("SEC") as a securities broker-dealer.

The Company's sole purpose is to support the marketing efforts of its affiliate, Chartwell Investment Partners, LLC ("CIP, LLC"), for its proprietary investment products. Thus the Company has no external revenue streams and is reimbursed for all of its costs from CIP, LLC.

The Company is exempt as a member of the Securities Investor Protection Corporation ("SIPC"). The Company also is exempt from the Customer Protection Rule pursuant to the (k)(2)(i) exemption as the Company does not hold any customer funds.

The Company operates in a highly regulated industry. Applicable laws and regulations restrict permissible activities and investments. The consequence of noncompliance can include substantial monetary and non-monetary sanctions. In addition, the Company is also subject to comprehensive examinations and supervision by various governmental and self-regulatory agencies. These regulatory agencies have broad discretion to prescribe greater limitations on the operations of a regulated entity for the protections of investors or public interest. Furthermore, where agencies determine that such operations are unsafe or unsound, fail to comply with applicable laws or are otherwise inconsistent with the laws and regulations or with the supervisory policies, greater restrictions may be imposed.

The Company, as a registered broker-dealer in securities, is subject to the net capital rule adopted by the SEC and administered by FINRA. This rule requires that aggregate indebtedness not exceed fifteen times net capital as defined. Also FINRA may require a broker-dealer to reduce its business activity if the capital ratio should exceed 12 to 1 and may prohibit a broker-dealer from expanding business if the ratio exceeds 10 to 1.

2. Significant Accounting Policies

Basis of Financial Statement Presentation
The financial statement of the Company has been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP").

The Company had no subordinated borrowings outstanding at December 31, 2018, or at any time during the year then ended.

Cash
Cash is held as deposits in banks. The Company does not hold cash equivalents.

Use Of Estimates

The preparation of the financial statement in conformity with generally accepted accounting principles ("GAAP") in the United States of America requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statement. Although our current estimates contemplate current conditions and how we expect them to change in the future, it is reasonably possible that actual conditions could be different than those anticipated in the estimates, which could materially affect the financial condition.

Income Taxes

The Company utilizes the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the tax effects of differences between the financial statement and tax basis of assets and liabilities. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities with regard to a change in tax rates is recognized in income in the period that includes the enactment date.

The pre-tax income and loss of the Company is included in the consolidated federal income tax return filed by its parent, TriState Capital Holdings, Inc. Federal income taxes are calculated under the separate return method, as if the Company filed on a separate-return basis using the consolidated federal statutory tax rate. State income taxes are calculated on a stand-alone, separate return method.

Fair Value of Financial Instruments

The Company estimates that the fair value of any financial instruments recognized on the statement of financial condition approximates their carrying value, as such financial instruments are short term in nature. Other assets and liabilities with short and intermediate-term maturities and defined settlement amounts, including receivables, payables and accrued expenses are reported at their contractual amounts, which approximate fair value. At December 31, 2018, the Company did not own any financial assets or liabilities other than cash and other assets and liabilities.

3. Concentration of Risk

The Company maintains its cash with major financial institutions, which at times may exceed the FDIC limit. The Company monitors the bank accounts and has not experienced, and does not expect to incur any losses in such accounts.

4. Related-Party Transactions

The Company is a wholly-owned subsidiary of its parent, TSCH. TSCH has two other wholly owned subsidiaries, TriState Capital Bank ("TSCB") and CIP, LLC. The Company entered into an Intercompany Expense Sharing Agreement ("Expense Sharing Agreement") with TSCB and CIP, LLC from which it receives the benefit of certain personnel, facilities, and services from these entities which are then charged to the Company. The Company is then reimbursed for all such costs from CIP, LLC.

At December 31, 2018, the Company had a net receivable from CIP, LLC of $35,749 and a payable to TSCB of $463.

The Company also maintains cash deposits with TSCB.

5. Regulatory Requirements

The Company is subject to SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum net capital, as defined, equal to the greater of $5,000 or 6.67% of aggregate indebtedness. At December 31, 2018, the Company had net capital of $292,159 which was $287,159 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.16 to 1.

The Company is exempt for the provision of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to Paragraph (k)(2)(i).

6. Contingent Liabilities

The Company is not aware of any asserted or unasserted claims that would have a material adverse effect on the Company's financial position, liquidity or results of operations.

7. Subsequent Events

Management has evaluated subsequent events through February 27, 2019, the date the financial statement was issued, and has determined that there are no subsequent events to be reported in the accompanying financial statement.